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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number:  0-27346

TRIPLE P N.V.
(Exact name of Registrant as specified in its charter)

Ir. D.S. Tuynmanweg 10,
4131 PN Vianen, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Ruel 12g3-2(b): 82-

        On November 8, 2002, the Company issued a press release announcing its results of operations for the fiscal quarter ended September 30, 2002. The press release includes the Company's Consolidated Balance Sheets, Consolidated Statements of Operations and a comparison of results of operations for the third quarter 2002 with the third quarter of 2001. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on November 8, 2002

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.
	By:	/s/ ROBERT PIJSELMAN Name: Robert Pijselman Title: Chief Executive Officer
	By:	/s/ PETER VAN DEN OORD Name: Peter van den Oord Title: Chief Financial Officer
Date: November 13, 2002

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Of the Securities Exchange Act of 1934
Ir. D.S. Tuynmanweg 10, 4131 PN Vianen, The Netherlands (Address of principal executive offices)